UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2012

Commission File Number: 001-33853

CTRIP.COM INTERNATIONAL, LTD.

99 Fu Quan Road

Shanghai 200335, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CTRIP.COM INTERNATIONAL, LTD.

By:	/s/ Jenny Wenjie Wu
Name:	Jenny Wenjie Wu
Title:	Chief Financial Officer

Date: September 12, 2012

EXHIBIT INDEX

Exhibit No.	Description

99.1	Ctrip’s unaudited condensed consolidated financial statements for the six-month periods ended June 30, 2011 and 2012 and as of December 31, 2011 and June 30, 2012 and notes to the consolidated financial statements

99.2	Ctrip’s revised first quarter 2012 unaudited consolidated balance sheets information and unaudited consolidated statements of operation information

Ctrip’s unaudited financial results for the three months ended March 31, 2012 have been revised to reflect a gain on changes in interest in an affiliate, as a result of the affiliate’s issuance of ordinary shares to acquire a new business. Please refer to Exhibit 99.2 for details of the changes made.